AMP
4/19/2002

02022893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED APR 1 2002 WASH, D.C. 152 SECTION

TC 4/18

OMB Number:	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortress Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41593 Winchester Road
(No. and Street)

Temecula, CA 92590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Richie (909) 296-2244
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

PROCESSED
APR 2 2 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMP
4/19/02

OATH OR AFFIRMATION

I, Jeffrey A. Richie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Financial Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

CHARLES E. KINNICK
Commission # 1339340
Notary Public - California
Riverside County
My Comm. Expires Feb 7, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fortress Financial Securities Corporation

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fortress Financial Securities Corporation

We have audited the accompanying statement of financial condition of Fortress Financial Securities Corporation (a wholly-owned subsidiary of Fortress Financial Group, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Financial Securities Corporation at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington PC

March 29, 2002

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$ 682
Deposit with clearing broker-dealer	35,000
Prepaid expenses and other	4,400
Total assets	$ 40,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,600
Stockholder's equity	
Common stock, 2,000,000 shares authorized, 100 shares issued and outstanding	263,526
Additional paid-in capital	85,000
Accumulated deficit	(310,044)
Total stockholder's equity	38,482
Total liabilities and stockholder's equity	$ 40,082

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Operations

Year Ended December 31, 2001

Revenues	
Commissions and fees	$ 121,483
Interest, net	2,449
	$ 123,932
Expenses	
Services provided by Fortress Financial Group, Inc.	181,744
Services provided by clearing broker-dealer	37,253
Licenses and registrations	5,260
Amortization	1,100
Other	1,321
Total expenses	226,678
Net loss	$(102,746)

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*	*Total*
Issuance of common stock	$263,526	$85,000	$(207,298)	$ 141,228
Net loss	-	-	(102,746)	(102,746)
Balance, end of year	$263,526	$85,000	$(310,044)	$ 38,482

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$(102,746)
Adjustments to reconcile net loss to net cash from operating activities	
Amortization expense	1,100
Changes in operating assets and liabilities	
Prepaid expenses and other	12,908
Accounts payable and accrued liabilities	(64,651)
Net cash from operating activities	(153,389)
Net decrease in cash and cash equivalents	(153,389)
Cash and cash equivalents	
Beginning of year	154,071
End of year	$ 682
Supplemental disclosure of cash flow information:	
Interest paid	$ 338
Taxes paid	$ -

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Fortress Financial Securities Corporation (the "Company") is a wholly-owned subsidiary of Fortress Financial Group, Inc. ("FFG"). FFG is engaged in the business of providing pension plan services to clients including security transaction capability and investment advisory services through its wholly owned subsidiaries Fortress Financial Securities Corporation and Fortress Investment Advisors, Inc. (a registered investment advisor). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue is recorded on a trade date basis.

Income Taxes. The Company files consolidated federal and state income tax returns with FFG and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2001 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. SERVICE AGREEMENT

The Company has a service agreement with FFG. Under the agreement, FFG shall provide the Company with all services and resources necessary for the Company to operate as a fully functional broker-dealer including personnel, equipment, facilities, technology, and management. In addition, FFG will provide any financial support or capital contributions that may be necessary from time to time to ensure that the Company maintains its minimum net capital requirements in accordance with SEC rule 15c3-1. The compensation to FFG shall be determined on a month-to-month basis. If at any given time the payment of such compensation

would put the Company in a net capital deficiency position (as defined by the applicable rules of the NASD and SEC), the compensation will be canceled, will not be carried forward, will not be charged during the deficiency period, and will not be reinstated until such time as net capital requirements are being met.

3. INCOME TAXES

During the period ended December 31, 2001, no tax benefit was recognized relating to the Company's operating loss because future utilization of the benefit is uncertain.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. In March 2001, the Company obtained approval from the NASD to reduce its minimum net capital from $100,000 to $5,000.

The Company's ratio at December 31, 2001 was 0.47 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $33,882 which was $28,882 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2001

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$ 38,482	$285,737	$(247,255)
Less non-allowable assets included in the following statement of financial condition captions			
Petty cash	200	-	(200)
Prepaid expenses and other	4,400	18,758	14,358
Due from Parent	-	232,753	232,753
Net capital	$ 33,882	$ 34,226	$ (344)
Total aggregate indebtedness included in the statement of financial condition	$ 1,600	$ 1,600	
Ratio of aggregate indebtedness to net capital	0.047	0.047	
Minimum net capital required	$ 5,000	$ 5,000	

Note: The differences result primarily from audit adjustments to record services provided by Parent and reduce prepaid expenses.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2001; and a reconciliation to that calculation is not included herein.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii); accordingly, the Company has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Fortress Financial Securities Corporation

In planning and performing our audit of the financial statements of Fortress Financial Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington PC

March 29, 2002

Fortress Financial Securities Corporation

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2001